[***]CONFIDENTIAL PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.

                       DEVELOPMENT AND LICENSING AGREEMENT

This Development and License Agreement ("Agreement") is entered into and effective as of 22 March 2002 ("Effective Date") by and between TOWER SEMICONDUCTOR, LTD., a company duly incorporated under the laws of Israel, having its principal place of business at Ramat Gavriel Industrial Area, P.O. Box 619, Migdal Haemek, Israel 23105, by and on behalf of itself and its wholly-owned subsidiaries ("Tower") and VIRAGE LOGIC CORPORATION, ("Virage Logic") a company duly incorporated under the laws of Delaware, USA, having its principal place of business at 46501 Landing Parkway, Fremont, California 94538 USA.

WHEREAS, Virage Logic is a provider of embedded memory solutions for the semiconductor industry; and

WHEREAS, Tower desires to have Virage Logic license to Tower and Tower's customer's an existing and/or future development of sub-micron memory compilers, including, but not limited to, the memory compilers set forth in Exhibit A and B, which consists of: (i) object code versions of a set of executable software programs, (ii) libraries containing design elements of memory cell arrays and control logic, and (iii) all related documentation, used for generating memory configurations as supplied to Tower by Virage Logic, based on Tower 0.18um technology (the "Compilers") for Tower's manufacturing services, and to have Virage Logic extend the Compilers to its customers;

NOW THEREFORE, the parties hereto agree as follows:

1. DEVELOPMENT AND DELIVERY OF THE COMPILERS

     1.1 Development. Virage Logic agrees to develop for Tower the Compilers according to specifications as provided in Exhibit C ("Specifications") of this Agreement. Virage Logic agrees to provide to Tower the set of deliverables outlined in Exhibit A ("Deliverables ") and Exhibit B ("0.18u Full Product List"). The products listed in Exhibit B will be provided only in response for customer demand for such products. For the purposes of this Agreement, "customer demand" shall mean that the customer has issued a purchase order for such products or generation of one or more instances from such products. The products listed in Exhibit B will be provided to customers to promptly fulfill their purchase order requirements and will be provided at the current Virage Logic standard business practices that Virage Logic uses for Leading Foundries (as that term is defined in Exhibit I). Subject to the provision of section 4.9 of this Agreement, the scope of this Agreement shall include 0.l8um technology, which may be extended to future technologies, by mutual agreement in writing.

     1.2 Schedule. Virage Logic agrees to provide the set of Deliverables according to the schedule and milestones as provided in the Exhibit D ("Statements of Work"). Both Tower and Virage Logic shall conduct engineering reviews to track the progress on a weekly basis. For every milestone set forth Exhibit D, Virage Logic commits to allocate resources to meet the Schedule.

     1.3 Tower Deliverables. Tower agrees to provide Virage Logic early access to the technical information listed in Exhibit E ("Tower Deliverables") for use by Virage solely in connection with developing the Compilers as set forth in this Agreement. Virage Logic understands that there may be potential changes to the information provided, and Tower agrees to use good faith and reasonable efforts to keep Virage Logic continuously updated on the most current version of information. Provided, however, that both parties understand that the scope of such changes may result in changes to the Schedule set forth in Exhibit D. Exhibit D shall be updated as necessary to reflect these changes to the schedule with no penalty imposed upon Virage Logic.

     1.4 Compilers. The Compilers will be an integration of (but not limited to) Tower-specific memory compilers, which contain bit cells developed by Virage Logic. The Compilers shall pass the quality assurance procedures set forth in
Section 1.7 and shall also pass Tower's DRC procedure. Tower will consider Virage Logic's suggestions with respect to design rule modifications and interpretations.

     1.5 Virage Logic and Tower shall hold joint periodic technical discussions in order to improve the probability that Tower-specific Compilers versions are industry-competitive. The objectives and schedules of such technical discussions are set forth in Exhibit D.

     1.6 Schedule Changes. The Schedule set forth in Exhibit D shall be appropriately and equitably revised to reflect any delays resulting from changes to the specification implemented by either party and agreed to by both parties. The non-changing party shall have no liability as a result of Schedule change.

     1.7 Quality Assurance. Within sixty (60) days of the Effective Date, Virage Logic agrees to provide to Tower the quality control programs and process utilized by Virage Logic in its normal course of business. Tower may suggest reasonable changes to such programs and processes and the parties agree to discuss in good faith implementing programs and processes that incorporate such changes, as appropriate.

     1.8 Silicon Characterization. As part of any final characterization, Virage Logic will provide a silicon characterization report in accordance with its standard practices. Tower may suggest reasonable changes to practices, and the parties agree to discuss in good faith implementing practices that incorporate such changes, as appropriate.

     1.9 Test Chips. Tower agrees to allow Virage Logic to use Tower's silicon shuttle program, as available, for the manufacture of 50 test chips per run, up to two such shuttle runs at no charge to Virage Logic. Virage Logic agrees to promptly provide Tower with a test characterization report based on such test chips.

2.       TIMING AND DESIGN TOOL REVISION

     2.1 Virage Logic shall promptly revise the design kits in the Compilers at its own expense in the event of design tool revisions and changes, that are needed in order to keep the Compilers current with industry standards as set by Leading Foundries. Virage Logic shall re-characterize the Compilers, at its expense, for timing changes (e.g., due to changes in Tower's SPICE models). The re-characterization will be done a maximum of two times. Additional re-characterizations of the Compilers, that are requested by Tower will be paid for by Tower at the rate of [***]. The amount paid by Tower will cover the Compilers then currently available to Tower's customers. Compilers updated for timing and/or tool revisions will be provided to Tower, existing maintenance-paying customers, potential customers and for evaluation purposes.

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SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

3.       OWNERSHIP AND LICENSE

     3.1 As between the parties, Virage Logic exclusively shall have all right, title and interest including all patent rights, copyrights, trade secret rights, mask work rights and other rights throughout the world (collectively "Intellectual Property Rights") in any inventions, intellectual property, trademarks, works-of-authorship, mask works, ideas or information made or conceived or reduced to practice by Virage Logic or by Virage Logic jointly with Tower and/or third parties in the course of development of the Compilers.

     3.2 As between the parties, Tower exclusively shall have all Intellectual Property Rights in (a) any Tower Deliverables that exist prior to the Effective Date and (b) any inventions, intellectual property, trademarks, works-of-authorship, mask works, ideas or information made or conceived or reduced to practice by Tower or by Tower jointly with Virage Logic and/or third parties in the course of development of the Tower Deliverables.

     3.3 If, during the term of this Agreement, the parties anticipate that the development of any future products that may involve joint ownership of such future products, the parties agree to negotiate a separate agreement.

     3.4 Tower acknowledges and agrees that the Compiler contains trade secrets and other proprietary information of Virage Logic. In order to protect those trade secrets and other proprietary information, Tower agrees that, except as expressly permitted under applicable law, it will not reverse engineer, disassemble, or otherwise attempt to derive the source code form of the Compiler.

     3.5 Tower acknowledges and agrees that all output generated for Tower by Virage Logic as described in the Agreement, or generated by Tower through use of the Compilers licensed hereunder contains information that complies with the Virtual Component Identification Physical Tagging Standard (VCID) as maintained by the Virtual Socket Interface Alliance (VSIA). Such information may be expressed in the specific GDSII layer designated by the VSIA, hardware definition languages, or other formats. Tower is not authorized to alter or change any such information.

4.       CONSIDERATION

     4.1 In consideration of the 0.l8um Compilers developed herein, Tower shall pay to Virage Logic [***]pursuant to the schedule set forth in Exhibit A.

     4.2 Tower shall also pay to Virage Logic a royalty based compensation rate as specified in Sections 4.3, 4.4 and 4.5 on net sales revenues of production wafers (excluding test chips, engineering lots, embedded intellectual property cores, samples and other similar product) manufactured by Tower and sold to Tower Customers that contain die that include instance(s) generated by Compiler(s) ("Royalty-Bearing Products"). The net sales revenues are to be determined by Tower, in accordance with Tower's normal and customary business records under Generally Accepted Accounting Practices ("Net Sales Revenue"). Royalty based compensation payments will be strictly limited based on the wafers shipped and accepted through Tower that contain Compilers. Tower shall not pay any royalty based compensation for either engineering lots or any test chip wafers.

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SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

     4.3 Royalty Based Compensation Schedule for 0. l8um technology:


               --------------------------- ---------------------
                Total Cumulative Royalty   Maximum Royalty Rate
                  Paid to Virage Logic
               --------------------------- ---------------------
               --------------------------- ---------------------
                         [***]                    [***]
               --------------------------- ---------------------
               --------------------------- ---------------------
                         [***]                    [***]
               --------------------------- ---------------------
               --------------------------- ---------------------
                         [***]                    [***]
               --------------------------- ---------------------


     4.4 Allocation.

          4.4.1 By Library Class. Except as set forth herein, [***]% of the above Maximum Royalty Rate shall be due for each library class integrated into Royalty-Bearing Products that utilize a instance(s) generated by Compiler(s). There are 2 library classes; standard cells (SCL) including input/output cells (I/O) and memory.1

          4.4.2 Within a Library Class. In the event a Royalty-Bearing Product contains both a instance(s) generated by Compiler(s) and library components licensed from a third party for which Tower is contractually obligated to pay royalties in the same library class, the royalty due for instance(s) generated by Compilers under the affected library class(es) shall be reduced to [***]% of the applicable Maximum Royalty Rate.2

     4.5 Royalty Obligation. Tower shall be obligated to pay royalties as stated herein to Virage Logic for any Tower customer design that is: (a) properly designated at time of production release to Tower by Tower's customer as containing instance(s) generated by Compiler(s) that have been so licensed under Tower's Library Program and (b) where such designs are manufactured by Tower. In the event that a customer designates to Tower that multiple library vendors contributed to the design, the royalties payable under this Agreement shall be in accordance with Section 4.4.

     4.6 Tower agrees to use good faith and reasonable efforts to require that customers declare all designs as either "containing such instance(s) generated by Compilers " or "NOT containing such instance(s) generated by Compilers." Tower's sole liability shall be limited to recording its customers' assertions regarding such Compilers. Notwithstanding the above, if any of Tower's customers notifies Tower of errors or omissions discovered, Tower shall pay Virage Logic the owed applicable royalties, or Virage Logic shall refund to Tower the overpaid applicable royalties, in each case as stated under the terms of this Agreement.

     4.7 Tower and Virage Logic shall work together to develop, within ninety
(90) days of the Effective Date, an auditing system (including report format) to verify the royalty based compensation structure without violating the confidentiality of Tower's and Virage Logic's customers. Virage Logic agrees to provide reasonable assistance to Tower in developing the report format, and Tower agrees to provide reports to Virage Logic, via email addressed to TAPEOUT@VIRAGELOGIC.COM, no more frequently than quarterly.

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

1 By way of example, if Compilers are integrated into a Royalty-Bearing Product while the total applicable Royalty Rate is [***]%, only [***]royalty shall be due on such products ([***]% for memory libraries).
2 By way of example, if memory libraries are integrated into a Royalty-Bearing Product while the total applicable Royalty Rate is [***]%, but a third party memory library is also integrated into such Royalty-Bearing Product, only [***]% royalty shall be due to Virage on such products.

     4.8 Taxes. The amounts payable to Virage Logic pursuant to this Agreement are exclusive of any value added tax or sales or use tax that may be payable. Tower will reimburse Virage Logic for its payment of any such value added taxes or sales or use taxes based on the fees paid by Tower to Virage Logic hereunder. Virage Logic acknowledges that amounts payable to Virage Logic hereunder may be subject to withholding requirements and that Tower is authorized to withhold such required amounts from amounts otherwise payable to Virage Logic. Virage Logic will take full responsibility for obtaining any withholding tax certificates from relevant tax authorities for reduced withholding tax rates, and for processing any claims for tax credits, etc. associated with withholding provided that Tower shall provide all such assistance as Virage Logic may reasonably require in obtaining such withholding tax certificates.

     4.9 0.13UM TECHNOLOGY. In the event Tower desires to license compilers for its 0.13um process technology from Virage Logic, Virage Logic agrees to license such compilers as set forth in Exhibit J to Tower at the same fees and under similar terms and conditions as set forth in this Agreement. [***]

5.       DISTRIBUTION OF THE COMPILER

     5.1 Distribution of Compilers. During the term of this Agreement, upon acceptance of the Compilers by Tower pursuant to Section 1.7 above, Virage Logic shall have non-exclusive and non-transferable rights to reproduce and distribute the Compilers to third party entities ("Compiler Licensees") without any payment of royalties or other fees to Tower. Virage Logic agrees to sign "license agreements" with the Compiler Licensees to authorize use of the Compilers.

     5.2 Master License Agreement. Virage Logic's standard Master License Agreement is attached as Exhibit E for information only and shall serve as a basis for the license agreements Virage Logic will enter into with customers under the Tower/Virage Logic Library Program. Virage Logic agrees to inform Compiler Licensees (in the Master License Agreement or the Product Schedule thereto) that the licensed Compilers may be used only for manufacturing at Tower or Tower's designated facilities. Virage Logic shall have the right to make changes from time to time to the License Agreements so long as any such changes do not: (1) violate the terms of this Agreement, or (2) materially alter the basic license restriction that the Compiler Licensees may use the Compilers only for evaluation and for the design and tape-out of integrated circuits to be manufactured solely at Tower or its designated manufacturing facilities. Virage Logic agrees to offer to Tower's customers the same Master License Agreements it offers to the customers of Leading Foundries.

     5.3 Virage Logic agrees that it will offer its standard Master License Agreement with its standard COT pricing on the current Virage Logic Price List as offered to the customers of Leading Foundries (or more favorable pricing) to all Tower Customers. The parties agree that Virage Logic may make changes that are not permitted under Section 5.2 to the Master License Agreement on a case-by-case basis for particular Compiler Licensees; provided that, Tower's consent has been obtained in writing (email with appropriate acknowledgment and facsimile will be acceptable forms of writing for such consents). Tower agrees to not unreasonably withhold its consent to such changes.

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

     5.4 Customer Support. Virage Logic shall be responsible for providing Compiler Licensees support for the Compiler distributed by Virage Logic. Virage Logic shall be free to set all terms and conditions for support, maintenance, engineering and customization services provided by Virage Logic to any Compiler Licensees; provided that Tower customers in the aggregate will be provided the same level of support at the same percentage of list price for support as customers of Leading Foundries unless Tower customers require abnormal amounts of support.

     5.5 Distribution by Tower. Tower shall have the right to use and distribute the Compilers for Tower or its designated subcontractors' internal designs, including ASICs (at fees consistent with those for Leading Foundries) and embedded intellectual property cores (with no fees due in connection with the use by Tower of silicon intellectual property cores); provided that, Tower shall execute a Virage Logic Master License Agreement as described in Exhibit G of this Agreement. If required, support for Tower's internal use of the Compilers as described above may be purchased at Virage Logic's standard fees.

     5.6 Licenses Requested by Tower. Upon written request by Tower, Virage Logic will, on reasonable terms and conditions, license and distribute the Compilers to (a) other third party design service providers creating designs that will be manufactured solely at Tower or Tower designated facilities; (b) distribute as necessary to library developers; or (c), distribute to fulfill Tower's current contractual obligations and to facilitate future contractual obligations. The terms of these aforementioned licenses will be mutually agreeable to Tower, Virage Logic, and the third party on a case by case basis. Virage Logic may decline to license the following competitors of Virage Logic:
[***]. Virage Logic may unilaterally modify the above list of competitors at any time (upon written notice to Tower to include any additional competitors that sell, transfer, and/or license compilers and instances (designs of discrete integrated circuit memory cell arrays and corresponding control logic) that compete with Virage Logic products and Virage Logic shall, if requested by Tower, remove from the list any entities that no longer compete with Virage Logic.

     5.7 Promotion of Compilers. Both Virage Logic and Tower shall actively promote the Compilers to customers of both parties ("Customers") using Virage Logic as the distributor of the Compilers. All licensees of Compilers will be granted a license for use of the Compilers and Deliverables solely for tape-out to Tower.

     5.8 Reports. Virage Logic shall provide Tower a quarterly update of all Compiler Licensees who receive front-end Views and/or Back-End Views. Virage Logic shall not directly or knowingly indirectly make available the Compilers to any company on the list provided in Exhibit I without first obtaining Tower's consent in writing (email and facsimile will be acceptable forms of writing for such consents). Tower agrees to not unreasonably withhold its consent to such requests. Tower may unilaterally modify the above list of companies at any time by providing a revised Exhibit I to Virage Logic, but may not add to the list of Leading Foundries.

     5.9 Quarterly Meetings. Both parties will jointly hold quarterly meetings to review performance as a participant in the Tower/Virage Logic Library Program beginning from the Effective Date. The Parties will assign liaison representatives at both corporate and regional levels. The liaison representatives are as follows:

[***][***][***][***][***][***][***][***][***][***]

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY. [***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

     5.10 Tower agrees to use good faith and reasonable efforts to managing the program for the useful life of the 0.18 process in the Compilers. If, due to changes in the business environment or other reasons, Tower chooses to alter the terms of this Agreement, then Tower agrees to give Virage Logic at least one-year notice before any of the terms in Section 4 of this Agreement can be altered so that Virage Logic can re-negotiate its agreements with customers. Notwithstanding the above, the one-year notice period will be waived due to any unforeseen circumstances to Tower.

6.       TERM AND TERMINATION

     6.1 Term. This Agreement shall have an initial term of five (5) years from the Effective Date, and shall automatically be renewed for successive one (1) year terms, unless either party gives sixty (60) days written notice of its intention not to renew the Agreement prior to the expiration of the term (including the initial term) then in effect.

     6.2 Termination. This Agreement may be terminated early by either party if the other party (1) breaches any material provision of this Agreement and does not cure or remedy such breach within thirty (30) days after receipt of the written notice of breach from the other party; (2) becomes the subject of a voluntary or involuntary petition in bankruptcy or any proceeding relating to insolvency, receivership, liquidation, or composition for the benefit of creditors if such petition or proceeding is not dismissed with prejudice within sixty (60) days after filing. Termination of this Agreement shall be effective immediately upon issuance of a written notice of termination to the other party by the non-defaulting party.

     6.3 Termination of this Agreement for any reason shall not affect (1) the obligations accruing prior to the effective date of termination and (2) any obligations under Sections, 3, 4, 6, (including 6.6, if a Release Condition has occurred), 7, 8, 9, 10, 11, 12, and current customer engagements hereof, all of which shall survive termination or expiration of this Agreement.

     6.4 Return of Proprietary Information. Upon the effective date of termination, each receiving party shall cease to use and shall either destroy or return to the disclosing party all of the disclosing party's Proprietary Information in possession or under the receiving party's control during the term of this Agreement. Any related documentation and copies thereof, in whole or in part, in all forms of media, together with the receiving party's written certification by a duly authorized officer that the receiving party's Proprietary Information, and all related documentation and all copies thereof, in whole or in part, are no longer in use and have been returned to the disclosing party or destroyed; provided that Tower may retain Virage Logic Proprietary Information in the event it receives source code under Section 6.6, and such Proprietary Information is necessary or useful for exercising Tower's rights grants under Section 6.6 below.

     6.5 No Waiver. Termination of this Agreement under this Section shall be in addition to, and not a waiver of, any remedy at law or in equity available to either party arising from the other party's breach of this Agreement.

     6.6 Source Code Escrow. Virage Logic agrees to put into escrow a copy of the Compilers, excluding the GUI software, in human readable format ("Source Code"), in detail that is in accordance with the industry standard for such Source Code. Prior to Virage Logic putting the Source Code into escrow, the parties shall execute a source code escrow agreement that contains the provisions below:

          6.6.1 Escrow Account. Within sixty (60) days of the signing of a source code escrow agreement between Tower, Virage Logic and Data Securities International ("Escrow Agent"), Virage Logic agrees to place in an escrow account, a copy of the Source Code. The escrow agreement shall contain, at a minimum, the terms and conditions set forth in this Section
     6.6.1 and Section 6.6.2 below. Tower shall bear all effort, fees, expenses and other charges incurred to open and maintain such escrow account, including the arrangements for the escrow agreement itself. Virage Logic shall update the escrow account as necessary to maintain the most recent copy of the Source Code in the escrow account.

          6.6.2 Release. Tower shall notify Virage Logic and Escrow Agent by certified mail in the event Virage Logic or its successors is unable or unwilling to provide support to Tower or Tower's maintenance-paying customers for the Compilers, (the "Release Condition"). Unless within fifteen (15) days thereafter Virage Logic files with the Escrow Agent its affidavit executed by a responsible executive officer clearly refuting the occurrence of Release Condition, the Escrow Agent shall upon the sixteenth
     (16th) day release the Source Code to Tower. In the event Virage Logic files such an affidavit, the parties agree to enter into binding mediation to resolve the dispute. The mediation shall be completed within thirty (30) days of either party's notification requesting a mediation. The mediator shall require pre-hearing exchange of documentary evidence to be relied upon by each of the respective parties in their respective cases in chief and pre-hearing exchange of briefs. The mediator will make her/his decision in writing; and his/her decision will be binding upon the Parties. In the event the mediator decides in favor of Tower, the parties shall send a joint notification to the Escrow Agent to immediately release the Source Code to Tower.

          6.6.3 License. Upon the release of the Source Code hereunder, Tower shall have a license to modify, have modified and use the Source Code only in the event that the need for such use and/or modification is necessary to support current existing customer(s) of both Virage and Tower. Tower's license to use and/or modify Source Code released hereunder is strictly limited to only the Source Code associated with the process(es) for which support is required or anticipated to be required. Tower shall own all right title and interest in any modifications to the Source Code created by or for Tower; subject to Virage Logic's rights in the underlying Source Code. Tower agrees to grant Virage Logic a perpetual, royalty-free, worldwide, non-exclusive, fully-paid license to use such Tower modifications to create modified versions of the Source Code and to reproduce and distribute such modified versions of the Source Code in object code form.

7.       DISCLAIMER OF WARRANTY

     7.1 LIMITED COMPILER WARRANTY. Virage Logic warrants, for a period of [***] from the date Virage Logic delivers each of the Compilers to Tower, that each of such Compilers, as delivered, (a) will be free from defects in the media and will conform, except for immaterial or insubstantial non-conformances, to the Specifications of the Compilers provided to Tower by Virage Logic and (b) will, up to the point of transmission to Tower, contain no computer viruses, time-bombs or malicious code that could cause the Compilers to deviate materially from the Specifications, including but not limited to any code that would enable unauthorized access to, or damage, modify or disable a computer system or programs or data stored on or transmitted by such computer system. For purposes of this section 7.1, conformance of the NOVeA Compiler to its Specifications may only be deemed to be attained once the Compiler qualifies the mutually agreed upon Engineering Qual procedures and criteria specified in the NOVeA SOW attached herein in Exhibit D. In the event of non-conformance of the Compilers, Tower shall promptly notify Virage Logic and provide Virage Logic with all available information in written or electronic form so that Virage Logic can reproduce the non-conformance. Virage Logic's sole obligation is to correct the non-conformance reported to Virage Logic during the warranty period. The foregoing warranty does not apply to non-conformity caused by modification of a Compiler, combination of a Compiler with other products, or improper use of a Compiler.

     7.2 SOLE AND EXCLUSIVE REMEDY. FOR ANY BREACH OF THE WARRANTY CONTAINED IN
SECTION 7.1, TOWER'S SOLE AND EXCLUSIVE REMEDY WILL BE THAT VIRAGE LOGIC WILL, AT VIRAGE LOGIC'S OPTION, EITHER REPLACE OR CORRECT THE DEFECTIVE PORTION OF THE COMPILER WITHIN THIRTY (30) DAYS OF BEING INFORMED OF THE BREACH OF WARRANTY. [***]

     7.3 TOWER WARRANTIES. Tower represents, warrants and covenants that: (a) Tower has sufficient corporate power to enter into this Agreement; (b) Tower has the rights and abilities to perform its obligations hereunder; and (c) the Tower Semiconductor Deliverables will, up to the point of transmission to Virage Logic, contain no computer viruses, time-bombs or malicious code that could cause the Compilers to deviate materially from the Specifications, including but not limited to any code that would enable unauthorized access to, or damage, modify or disable a computer system or programs or data stored on or transmitted by such computer system.

     7.4 VIRAGE LOGIC WARRANTIES. Virage Logic represents, warrants and covenants that: (a) Virage Logic has sufficient corporate power to enter into this Agreement; and (b) Virage Logic has the rights and abilities to perform its obligations hereunder.

     7.5 DISCLAIMER OF OTHER WARRANTIES. EXCEPT FOR THE ABOVE EXPRESS LIMITED WARRANTY, THE COMPILERS, KNOW-HOW, AND DOCUMENTATION, AND THE TOWER DELIVERABLES, ARE LICENSED "AS IS," AND NEITHER PARTY MAKES ANY OTHER WARRANTIES, EXPRESS AND IMPLIED REGARDING THE COMPILERS, DESIGN TECHNIQUES OR DOCUMENTATION, OR THE TOWER DELIVERABLES, AS THE CASE MAY BE, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. AND NONINFRINGEMENT. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, VIRAGE LOGIC DOES NOT WARRANT THAT THE COMPILERS WILL MEET TOWER'S REQUIREMENTS, THAT THE COMPILERS WILL OPERATE IN THE COMBINATIONS THAT TOWER MAY SELECT OR USE, THAT THE OPERATION OF THE COMPILERS WILL BE UNINTERRUPTED OR ERROR FREE, OR THAT ALL ERRORS IN THE COMPILERS WILL BE CORRECTED.

8.       LIMITATION OF LIABILITY

     8.1 DIRECT DAMAGES. VIRAGE LOGIC'S TOTAL LIABILITY FOR DIRECT DAMAGES UNDER THIS AGREEMENT SHALL NOT EXCEED ALL PAYMENTS (INCLUDING LICENSE FEES AND ROYALTY PAYMENTS) RECEIVED BY VIRAGE LOGIC FROM TOWER AND TOWER'S TOTAL LIABILITY FOR DIRECT DAMAGES UNDER THIS AGREEMENT SHALL NOT EXCEED [***]; PROVIDED THAT EACH PARTY'S LIABILITY FOR CLAIMS ARISING OUT OF SECTION 10 BELOW SHALL BE AS
FOLLOWS: (I) FOR CLAIMS COVERED BY SECTIONS 10.1(i), 10.1(ii), 10.5(i) or 10.5(ii) EACH PARTY'S TOTAL LIABILITY SHALL BE LIMITED TO [***]; and (II) FOR CLAIMS COVERED BY SECTIONS 10.1(iii) or 10.5(iii), EACH PARTY'S LIABILITY SHALL BE LIMITED TO THE AMOUNTS PAID BY TOWER TO VIRAGE LOGIC PURSUANT TO THIS AGREEMENT AT THE TIME THE CLAIM IS SETTLED OR DAMAGES ARE AWARDED.

-----------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.


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


     8.2 CONSEQUENTIAL DAMAGES. UNDER NO CIRCUMSTANCES, SHALL EITHER PARTY BE LIABLE FOR ANY SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES ARISING IN ANY WAY OUT OF THIS AGREEMENT OR THE USE OF THE COMPILER, DESIGN TECHNIQUES AND DOCUMENTATION, HOWEVER CAUSED, (WHETHER ARISING UNDER A THEORY OF CONTRACT, TORT (INCLUDING NEGLIGENCE); OR OTHERWISE), INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOST PROFITS, LOSS OF DATA, OR COSTS OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES. THE LIMITATIONS ON EITHER PARTY'S LIABILITY SET FORTH IN THIS SECTION 8 SHALL APPLY NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY OF THE LIMITED REMEDIES SET FORTH IN SECTIONS 7.1 AND 8.1 ABOVE.

9.       PROPRIETARY INFORMATION

     9.1 Both parties agree to maintain Proprietary Information in confidence, not to make use thereof other than for the performance of this Agreement, to release it only to employees who have a reasonable need to know the same and who have signed written agreements requiring them to maintain its confidentiality, and not to release or disclose it to any third parties, without prior written consent of the disclosing party. Each party hereto shall provide proper and secured storage for papers, drawings, and other items containing Proprietary Information.

     9.2 All Proprietary Information and any copies thereof remain the property of the disclosing party, and no license or other rights is granted or implied hereby. The receiving party shall, upon the disclosing party's request, return the original and all copies of tangible Proprietary Information.

     9.3 This Section 9 shall survive the termination or expiration of this Agreement for a period of three (3) years.

10.      PATENT AND COPYRIGHT INFRINGEMENT

     10.1 TOWER INDEMNITY. Tower shall, at its own expense, subject to the limitations set forth in Sections 8.1 and 8.2 above, indemnify, hold harmless, and defend or at its option, settle any claim, suit, or proceeding brought by a third party against Virage Logic for infringement of (i) any third party's copyright or misappropriation of any third party trade secret, (ii) any patent issued as of the Effective Date knowingly infringed by Tower that is issued in the United States, Israel, Japan or the European Union, or (iii) any patent issued in the United States, Taiwan, Japan or the European Union that is unknowingly infringed by Tower, by virtue of Virage Logic's authorized use, reproduction, distribution and sublicensing of any of the Tower Deliverables as provided by Tower pursuant to the terms of this Agreement and shall pay any settlement amounts or damages finally awarded in such claim, suit or proceeding; provided that Virage Logic: (a) promptly notifies Tower in writing of such claim, suit or proceeding, (b) gives Tower sole control over the defense and/or settlement of such claim, suit or proceeding, subject to the provisions of
Section 10.10; and (c) fully cooperates and provides, at Tower's expense, all available information, assistance and authority to defend or settle the claim, suit or proceeding. Tower shall not be liable for any costs, expenses, damages or fees incurred by Virage Logic in defending such action or claim unless authorized in advance in writing by Tower. This Section 10.1 shall not apply to infringement caused by of modifications to the Tower Deliverables as provided by Tower or arising out of combination of the Tower Deliverables with other technology, if such infringement would have been avoided but for such modifications or combinations.

     10.2 TOWER CONTROL. Any action to be brought to prevent or enjoin any third party from infringement of any patent, copyright or other proprietary rights of Tower with respect to Tower Deliverables shall be brought exclusively by Tower or Tower's designee, in Tower's sole discretion and as between Tower and Virage Logic, at Tower's sole cost and expense.

     10.3 POTENTIAL INFRINGEMENT. If the Tower Deliverables are, or in Tower's opinion are likely to become, the subject of a claim, suit, or proceeding alleging infringement, Tower will: (a) procure at no cost to Virage Logic, the right to continue using, reproducing, distributing and sublicensing the Tower Deliverables; (b) replace or modify the Tower Deliverables, at no cost to Virage Logic, to make them non-infringing, provided that substantially the same function is performed by the replacement or modified Tower Deliverables, or (c) if the right to continue using, reproducing, distributing and sublicensing the Tower Deliverables cannot be reasonably procured for Virage Logic or the Tower Deliverables cannot be replaced or modified to make them non-infringing, Tower may terminate the license of such Tower Deliverables hereunder; provided, that Tower's indemnity obligations shall continue indefinitely as to all use, reproduction, distribution and sublicensing of the Tower Deliverables prior to such termination.

     10.4 SOLE OBLIGATION. The foregoing states Tower's sole obligations and entire liability with respect to any claim of infringement of the Tower Deliverables of any intellectual property or other rights of any third party.

     10.5 VIRAGE LOGIC INDEMNITY. Virage Logic shall, at its own expense, subject to the limitations set forth in Sections 8.1 and 8.2 above, indemnify, hold harmless, and defend or at its option, settle any claim, damages, suits, or proceeding brought by a third party against Tower: (i) for infringement of any third party's copyright or misappropriation of a third party trade secret, (ii) for infringement of a third party patent issued as of the Effective Date in the United States, Taiwan, Japan or the European Union where such patent was knowingly infringed by Virage Logic; and (iii) for infringement of a third party patent issued in the United States, Israel, Japan or the European Union where such patent was unknowingly infringed by Virage Logic, by virtue of Tower's authorized use, reproduction, distribution and sublicensing of any of the Compilers pursuant to the terms of this Agreement, and shall pay any settlement amounts or damages finally awarded in such claim, suit or proceeding; provided that Tower: (a) promptly notifies Virage Logic in writing of such claim, suit or proceeding, (b) gives Virage Logic sole control over the defense and/or settlement of such claim, suit or proceeding, subject to the provisions of
Section 10.10; and (c) reasonably cooperates and provides, at Virage Logic's expense, all available information, assistance and authority to defend or settle the claim, suit or proceeding. Virage Logic shall not be liable for any costs, expenses, damages or fees incurred by Tower in defending such action or claim unless authorized in advance in writing by Virage Logic. This Section 10.5 shall not apply to infringement caused by modifications to the Compilers as provided by Virage Logic or arising out of combination of the Compilers with other technology, if such infringement would have been avoided but for such modifications or combinations.

     10.6 VIRAGE LOGIC CONTROL. Any action to be brought to prevent or enjoin any third party from infringement of any patent, copyright or other proprietary right of Virage Logic with respect to the Compilers shall be brought exclusively by Virage Logic or Virage Logic's designee, in Virage Logic's sole discretion and as between Virage Logic and Tower, at Virage Logic's sole cost and expense.

     10.7 POTENTIAL INFRINGEMENT. If the Compilers are, or in Virage Logic's opinion are likely to become the subject of a claim, suit, or proceeding alleging infringement, Virage Logic will: (a) procure at no cost to Tower, the right to continue using, reproducing, distributing and sublicensing the Compilers; or (b) replace or modify the Compilers, at no cost to Tower, to make them non-infringing, provided that substantially the same function is performed by the replacement or modified Compilers, or (c) if the right to continue using, reproducing, distributing and sublicensing the Compilers cannot be reasonably procured for Tower or the Compilers cannot be replaced or modified to make them non-infringing, Virage Logic may terminate the license of such Compilers hereunder; provided, that Virage Logic's indemnity obligations shall continue indefinitely as to all use, reproduction, distribution and sublicensing of the Compilers to such termination.

     10.8 SOLE OBLIGATION. The foregoing states Virage Logic's sole obligations and entire liability with respect to any claim infringement of the Compilers of any intellectual property or other rights of any third party.

     10.9 DESIGNATION OF DAMAGES. The parties agree that any amounts that may be payable by either party under this Section 10 shall designated as being Direct Damages for purposes of Article 8 of this Agreement.

     10.10 APPROVAL OF SETTLEMENT. In the event of a settlement or consent decree that requires (a) payment in excess of the indemnifying party's Limitation of Liability as set forth in Section 8.1(I), (b) an admission of liability by the non-indemnifying party, or (c) entry of injunctive relief against the non-indemnifying party, the indemnifying party must obtain the prior written consent of the non-indemnifying party prior to any such settlement or consent decree. Such written consent shall not be unreasonably withheld.

11.      GENERAL TERMS

     11.1 CHOICE OF LAW. This Agreement shall be governed by and construed in accordance with the laws of State of California, excluding its conflict of laws provisions. In the event of any dispute arising out of or in connection with this Agreement, which cannot be amicably settled by the parties hereto, the parties agree to submit any such dispute to binding arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce by three
(3) arbitrators appointed in accordance with the said rules. The arbitral proceedings shall be conducted in the English language and shall take place in London , England. All information relating to or disclosed by either party in connection with the arbitration shall be treated by the parties as confidential information and no disclosure of such information shall be made by either party without the prior written consent of the other party.

     11.2 EXPORT CONTROLS. Both parties agree and certify that neither party will export or re-export the materials (including the Compilers and any other technical data received from Virage Logic), nor the direct product thereof, will be outside the United States except as authorized and as permitted by the laws and regulations of the United States.

     11.3 ASSIGNMENT. This Agreement may not be assigned by either party without the prior written consent from the other party, which consent shall not be unreasonably withheld; provided that no such consent will be required in the event of an assignment to any successor to all or substantially all of the business assets of such Party so long as the buyer acknowledges the obligations of such Party hereunder. Notwithstanding anything to the contrary in this
Section 11.3, neither party may assign this Agreement to any direct competitor of the other, as those competitors are set forth in this Agreement, without first obtaining the consent of the non-assigning party, which may be withheld in the non-assigning party's sole discretion; and provided further that this Agreement may be pledged by Tower for the benefit of Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (collectively, the "Banks") to secure debt financing made available to Tower in connection with the construction of Tower's new wafer fab. Any purported assignment in contravention of this Section 11.3 shall be null and void.

     11.4 AUDIT. Tower shall keep full and accurate books and records pertaining to Tower's performance under this Agreement for a period of at least one (1) year after the date a given quarterly payment is made by Tower to Virage Logic. Tower shall permit a mutually appointed third party, who has signed a Tower NDA, on behalf of Virage Logic, to examine such books and records, at Virage Logic's sole cost and expense, upon reasonable prior written notice during normal working hours, but not later that one (1) year following the payment in question, for the sole purpose of verifying the compensation payments and reports and accountings related thereto. Prompt adjustment shall be made to compensate for any errors or omissions disclosed by such examination. In the event such examination shows underreporting and underpayment in excess of five percent (5%) for any twelve (12) month period ending 3 months prior to the date of such examination, then Tower shall pay Virage Logic the reasonable costs of any such examination as well as the unpaid compensation payments.

     11.5 NOTICES. Any notice, report, approval or consent required or permitted hereunder shall be in writing and will be deemed to have been duly given if delivered personally or transmitted via reputable international courier service to the respective addresses of the parties as set forth in this Agreement. If to Virage Logic, Attention: VP Finance, CFO. If to Tower, Attention: VP Marketing and Sales. Notices shall be effective upon receipt.

     11.6 NO WAIVER. Failure by either party to enforce any provision of this Agreement will not be deemed a waiver of future enforcement of that or any other provision.

     11.7 INDEPENDENT CONTRACTORS. The relationship of Virage Logic and Tower established by this Agreement is that of independent contractors, and nothing contained in this Agreement shall be construed (i) to give either party the power to direct or control the day-to-day activities of the other or (ii) to constitute the parties as partners, joint ventures, co-owners or otherwise as participants in a joint or common undertaking.

     11.8 SEVERABILITY. If a court of competent jurisdiction finds any provision of this Agreement, or portion thereof, to be invalid or unenforceable, that provision of the Agreement will be enforced to the maximum extent permissible so as to effect the intent of the parties, and the other provisions of this Agreement will remain in force.

     11.9 ATTORNEYS' FEES. The prevailing party in any action to enforce the Agreement shall be entitled to recover the costs and expenses including, without limitation, reasonable attorneys' fees.

     11.10 INJUNCTIVE RELIEF. The parties agree that a material breach of this Agreement adversely affecting both parties' Intellectual Property Rights which would cause irreparable injury to non-breaching party for which monetary damages would not be an adequate remedy. Therefore, the parties agree that the non-breaching party shall be entitled to seek equitable relief in addition to any remedies it may have hereunder or at law.

     11.11 FORCE MAJEURE. Except for the obligation to make payments hereunder, nonperformance of either party shall be excused to the extent that performance is rendered impossible by strike, fire, flood, governmental action, failure of suppliers, earthquake, or any other reason where failure to perform is beyond the reasonable control of the non-performing party. If such nonperformance extends beyond thirty (30) days, the other party shall be entitled to terminate this Agreement.

     11.12 ENTIRE AGREEMENT. This Agreement, including all exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior agreements or representations, oral or written, regarding such subject matter. This Agreement may not be modified or amended except in writing, signed by duly authorized representatives of both parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed in duplicate on their behalf by their duly-authorized officers and representatives on the date given above.

TOWER SEMICONDUCTOR LTD.                      VIRAGE LOGIC CORPORATION


By: .................................         By: ............................

Name: ...............................         Name: ..........................

Title: ..............................         Title: .........................

Address:RAMAT GAVRIEL INDUSTRIAL AREA         Address:46501 LANDING PARKWAY

        P.O. BOX 619                                  FREMONT, CALIFORNIA 94538

        MIGDAL HAEMEK, ISRAEL 23105                   USA

Facsimile:  972-4-6547788                     Facsimile:  510-360-8099


The following exhibits are hereby incorporated into this Agreement in their entirety:

Exhibit A - Virage Logic Deliverables to Tower
Exhibit B - 0.18u Full Product List
Exhibit C -Virage Logic Compiler Specifications
Exhibit D -Statements of Work
Exhibit E - Tower Semiconductor Deliverables to Virage Logic
Exhibit F - Virage Logic Compiler Pricing
Exhibit G - Virage Logic Master License Agreement
Exhibit H - Virage Logic Program Schedule
Exhibit I - Tower List of Companies
Exhibit J - 0.13u Full Product List


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